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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED MAR 2 2004 ... SECTION 158

SEC FILE NUMBER
8-53071

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2003 (MM/DD/YY) AND ENDING 12/31/2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Persimmon Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

620 West Germantown Pike, Suite 270
(No. and Street)

Plymouth Meeting (City) PA (State) 19462 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Christopher M. Carpenter 610-834-8910
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte
(Name – *if individual, state last, first, middle name*)

1700 Market Street, Philadelphia, PA 19103-3984
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED APR 01 2004 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Stephen J. DeAngelis, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Persimmon Securities, Inc., as of December 31, 2003, 20____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

COMMONWEALTH OF PENNSYLVANIA
Notarial Seal
Amy B. Rau, Notary Public
Plymouth Twp., Montgomery County
My Commission Expires Dec. 8, 2007

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Persimmon Securities, Inc.
(SEC I.D. No. 8-53071)

Independent Auditors' Report and
Supplemental Report on Internal Control

Financial Statements and Supplemental Schedules
For the Year Ended December 31, 2003

Filed Pursuant to Rule 17a-5(e)(3) under the Securities and Exchange Act
as a PUBLIC DOCUMENT

Persimmon Securities, Inc.

Financial Statements

For the Year ended December 31, 2003

Contents

Report of Independent Auditors 1

Audited Financial Statements:

Statement of Financial Condition 2
Statement of Income 3
Statement of Changes in Stockholder's Equity 4
Statement of Cash Flows 5
Notes to Financial Statements 6

Supplementary Information:

Computation of Net Capital under SEC Rule 15c3-1 12
Exemptive Provision under SEC Rule 15c3-3 13

Supplementary Report:

Supplementary Report of Independent Auditors on Internal Control 14

Deloitte.

Deloitte & Touche LLP
1700 Market Street
Philadelphia, PA 19103-3984
USA

Tel: +1 215 246 2300
Fax: +1 215 569 2441
www.deloitte.com

To the Stockholder of
Persimmon Securities, Inc.

We have audited the accompanying statement of financial condition of Persimmon Securities, Inc. (the "Company") as of December 31, 2003, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules (g) and (h) listed in the accompanying table of contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

February 27, 2004

Persimmon Securities, Inc.

Statement of Financial Condition

December 31, 2003

Assets		
Cash and cash equivalents	$	278,168
Clearing deposit		50,008
Accounts receivable		10,849
Total assets	$	339,025
Liabilities and stockholder's equity		
Liabilities:		
Other liabilities	$	20,932
Total liabilities		20,932
Stockholder's equity:		
Common stock, $0 par value, 100 shares authorized; 33.5 shares issued and outstanding		-
Additional paid-in capital		320,643
Retained earnings		(2,550)
Total stockholder's equity		318,093
Total liabilities and stockholder's equity	$	339,025

The accompanying notes are an integral part of these financial statements.

Persimmon Securities, Inc.

Statement of Income

For the Year Ended December 31, 2003

Income:		
Commissions income	$	79,066
Asset-based fee income		73,212
Interest income		13,173
Total income		165,451
Expenses:		
Clearing fees		106,796
Licenses and permits		30,917
Office and equipment rental		22,892
Professional fees		18,500
Insurance		3,855
Other		3,423
Total expenses		186,383
Loss before income tax benefit		(20,932)
Income tax benefit		2,040
Net loss		(18,892)

The accompanying notes are an integral part of these financial statements.

Persimmon Securities, Inc.

Statement of Changes in Stockholder's Equity

For the Year Ended December 31, 2003

	Common Stock		Additional Paid-in Capital	Retained Earnings	Total Stockholder's Equity
	Shares	Amount			
Balances at January 1, 2003	13.5	$ 135,000	$ -	$ 1,985	$ 136,985
Net loss	-	-	-	(18,892)	(18,892)
Adjustments due to merger	-	(135,000)	120,643	14,357	-
Capital contribution	20.0	-	200,000	-	200,000
Balances at December 31, 2003	33.5	$ -	$ 320,643	$ (2,550)	$ 318,093

The accompanying notes are an integral part of these financial statements.

Persimmon Securities, Inc.

Statement of Cash Flows

For the Year Ended December 31, 2003

Cash flows from operating activities:				
Net loss			$	(18,892)
Adjustments to reconcile net loss to net cash used by operating activities:				
Prior period net income adjustment				(12,000)
Changes in assets and liabilities:				
Increase in accounts receivable	$	(10,464)		
Decrease in prepaid assets		3,855		
Increase in other assets		510		
Decrease in accounts payable		7,871		
Total changes in assets and liabilities				1,772
Total adjustments				(10,228)
Net cash used by operating activities				(29,120)
Cash flows from financing activities:				
Capital infusion from parent				200,000
Net cash provided from financing activities				200,000
Net increase in cash and cash equivalents				170,880
Cash and cash equivalents at beginning of year				107,288
Cash and cash equivalents at end of year			$	278,168
Supplemental cash flows disclosure:				
Income tax payments			$	2,501
Income tax refunds			$	0

The accompanying notes are an integral part of these financial statements.

Persimmon Securities, Inc.

Notes to Financial Statements

December 31, 2003

1. Organization

Persimmon Securities, Inc. (the "Company"), a Delaware corporation, incorporated September 21, 2000 is a wholly-owned subsidiary of ADVISORport, Inc. ("ADVISORport") and is dependent on ADVISORport for placement of brokerage accounts. ADVISORport was acquired by PFPC Worldwide, Inc. on October 23, 2003 in a cash transaction. PFPC Worldwide, Inc. is an indirect, wholly-owned subsidiary of The PNC Financial Services Group, Inc. ("PNC" or the "Corp."), a publicly traded company.

The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC"), pursuant to Section 15(b) of the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc.

The Company's business includes acting as an introducing broker for accounts wishing to custody securities and execute trades primarily under a market value based asset fee structure. Certain accounts use a transaction based fee arrangement. These accounts are referred to the Company as part of the services offered by ADVISORport.

2. Summary of Significant Accounting Policies

Basis of Presentation - The accompanying financial statements are prepared in accordance with accounting principles generally accepted in the United States of America.

Cash and Cash Equivalents - Cash and cash equivalents consist of cash and short-term, highly liquid investments with original maturities of three months or less. Cash and cash equivalents are generally held at major financial institutions and in open-end money market mutual funds registered under the Investment Company Act of 1940 ("'40 Act"). Short-term investments are carried at cost, which approximates fair value. The Company's funds in its bank accounts at times exceed the amount insured by the Federal Deposit Insurance Corporation (FDIC). Management does not consider the excess funds to be at risk.

Accounts Receivable - Accounts receivable includes amounts due from fund distributors for services provided as an agent for the funds.

2. Summary of Significant Accounting Policies (continued)

Leases – The Company currently leases office space from ADVISORport for $1,000 per year. The agreement can be canceled with 30 days notice. Total rent expense for 2003 was $1,000.

Commissions – Commissions and related clearing expenses are recognized on a trade-date basis as securities transactions occur.

Asset-Based Fee Income – Asset-based fees for existing accounts are received quarterly based on the market value of the underlying accounts and recognized as earned. Asset-based fees for new accounts are received in the month subsequent to opening based on the market value of the assets received.

Interest Income - Interest income includes income earned on cash and cash equivalents and is recognized when earned.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Actual results may differ from those estimates.

Fair Value of Financial Instruments -Statement of Financial Accounting Standards ("SFAS") No. 107, "Disclosures about Fair Value of Financial Instruments," requires the disclosure of the estimated fair values of financial instruments. Substantially all of the Company's assets and liabilities are considered financial instruments, as defined by SFAS 107. Fair value is defined as the price at which a financial instrument could be liquidated in an orderly manner over a reasonable time period under present market conditions.

SFAS 107 requires that the fair value of financial instruments be estimated using various valuation methodologies. Quoted market prices, when available, are used as the measure of fair value. The estimated fair value of financial instruments that have a short-term maturity may be approximated using the carrying amount of such financial instruments.

The Company's financial instruments are short-term in nature. Consequently, carrying amounts of these assets and liabilities approximated estimated fair value. The Company considers the amounts recorded for the financial instruments on the Statement of Financial Condition to be reasonable estimates of fair value.

2. Summary of Significant Accounting Policies (continued)

New Accounting Pronouncements

Variable Interest Entities - In January 2003, the Financial Accounting Standards Board issued Interpretation ("FIN") No. 46, "Consolidation of Variable Interest Entities, an Interpretation of ARB No.51." This interpretation provides guidance on the identification of, and financial reporting for, entities over which control is achieved through means other than voting rights. The consolidation requirements of FIN 46 apply immediately to variable interest entities created after January 31, 2003 and to variable interest entities that existed prior to that date in the first fiscal year or interim period beginning after June 15, 2003. Certain of the disclosure requirements apply to all financial statements issued after January 31, 2003, regardless of when the variable interest entity was established. The adoption of FIN 46 did not have any impact on the Company's results of operations, financial position, liquidity or disclosure requirements.

3. Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (the "Rule"), which requires the maintenance of minimum net capital. The Company has elected to use the basic method permitted by the Rule, which requires that the Company maintain minimum net capital equal to the greater of $50,000 or 6 2/3% of aggregate indebtedness, as defined. The Rule also requires that aggregate indebtedness not exceed 15 times net capital. The SEC requirements provide that equity capital may not be withdrawn or cash dividends paid if certain minimum net capital requirements are not met. At December 31, 2003, the Company had net capital of $234,082, which was $184,082 in excess of the required net capital of $50,000. The Company's resulting ratio of aggregate indebtedness to net capital was .09 to 1.

4. Income Taxes

The Company is a participant in a master tax sharing agreement with the Corp. Federal income taxes represent an agreed upon allocation from the Corp. Under this allocation methodology, PNC subsidiaries with taxable income record taxes based on the relationship of the Company's federal tax liability, computed on a separate company basis, to the federal tax liability of the consolidated group. Subsidiaries with a tax loss receive an allocated benefit from the consolidated group based upon the reduction in current taxes otherwise payable by the group.

The operating results of the Company are included in the consolidated U.S. Federal income tax returns of the Corp. and its subsidiaries. For state and local income tax purposes, the Company filed separate company returns.

The income tax expense included in the statement of income as determined in accordance with SFAS No. 109, "Accounting for Income Taxes," is as follows:

At December 31, 2003	
Current:	
Federal	$69
State	0
Total current	69
Deferred:	
Federal	0
State	(2,109)
Total deferred	(2,109)
Total income tax benefit	$(2,040)

At December 31, 2003, the Company had the following deferred tax liability:

At December 31, 2003	
Federal	$0
State	(2,235)
Total deferred tax liability	$(2,235)

The provision for federal income taxes is different from the amount that would be provided by applying the federal statutory income tax rate to income before income taxes, primarily as a result of the federal deductibility of state and local income taxes as well as the federal tax true-up attributable to a change in estimate.

5. Related Party Transactions

As described above, all of the Company's revenue ($165,451) for the year ended December 31, 2003 is derived from assets held by the clients of ADVISORport. Certain Company clients are also clients of Persimmon Capital Management, a related registered investment advisor.

The financial statements are prepared from the separate records maintained by the Company. The Company shares office space and equipment with ADVISORport, which is under common control of the Corp. Accordingly, the Company has been charged for such shared costs. ADVISORport, the Parent, the Corp., and certain other affiliates provide administrative, legal, human resource, and other general support services, the cost of which is also allocated to the Company. For the year ended December 31, 2003, these allocations totaled $1,635, which is included in "Miscellaneous" Expense in the statement of income. At December 31, 2003,

amounts payable to ADVISORport totaled $7,116, which is included in "Other Liabilities" in the statement of financial condition.

In December 2003, there was a capital infusion of $200,000 from ADVISORport.

6. Adjustment of Retained Earnings

Certain adjustments have been made to Beginning Retained Earnings as of January 1, 2003 to appropriately reflect the accrual of audit fees.

Beginning Retained Earnings before the adjustment	$13,985
Adjustment to reflect the accrual of audit fees	(12,000)
Beginning Retained Earnings as adjusted	$ 1,985

7. Regulatory Matters

Clearing Arrangement - The Company has a fully disclosed clearing arrangement with First Clearing, LLC ("First Clearing"). The agreement includes a financial covenant for the Company to maintain, at all times, at least $75,000 in excess of the net capital computed in accordance with Rule 15c-3-1 for an introducing firm. The agreement also contains an early termination clause that would require the Company to pay a $75,000 fee to First Clearing if it ends its relationship prior to June 19, 2004. This obligation is subordinate to any claims submitted by the Company's customers pursuant to the issuance of a protective decree under the Securities Investor Protection Act of 1970.

Hedge fund traded prior to formal NASD approval - On January 23, 2004, the Company responded to an NASD request for information relating to the sale of certain hedge fund interests by PSI. The hedge fund sales occurred on May 1, 2001, before PSI had received formal NASD and SEC approval on June 12, 2001. This matter is still pending before the NASD and PSI. Accordingly, the Company may be subject to fines or penalties, if the NASD finds there was a violation.

Treatment of early termination penalty on clearing agreement - During the fourth quarter of 2003, Persimmon Securities, Inc., ("PSI") learned of the NASD's position on the treatment of early termination fees for clearing agreements for purposes of calculating a firm's net capital under Rule 15c3-1. The rule requires PSI to reduce net capital by the amount of the early termination fee even though it is not recorded as a liability on the balance sheet. Once PSI

became aware of the rule, it promptly amended its clearing agreement with First Clearing, LLC to comply with an SEC exemption which subordinated First Clearing's claim to that of PSI clients pursuant to the issuance of a protective decree under the Securities Investor Protection Act of 1970 (15 USC 78aaa-111). The amendment to the clearing agreement was deemed to have become effective on the date of the contract, June 19, 2001. The amendment was executed February 19, 2004. Management believes the amendment will not be viewed by the NASD as retroactive and therefore believes the Company had insufficient net capital for the periods prior to December 16, 2003 based on the NASD position. As such, PSI has self-reported probable net capital computation violations pursuant SEC Rule 17a-11 related to the adjustment of net capital for early termination penalties payable to its clearing firm, First Clearing, LLC. In this notification, PSI has disclosed to the NASD and SEC that had it made this adjustment, there may have been, and in fact management believes there would have been, a Net Capital violation pursuant to SEC Rule 17a-5 for any period prior to December 16, 2003. This matter is still pending before the NASD. Accordingly, the Company may be subject to fines or penalties, if the NASD finds there was a violation.

Persimmon Securities, Inc.

Computation of Net Capital under SEC Rule 15c3-1

December 31, 2003

	Per audited Finanacial Statements	Per FOCUS filing	Difference
Net Capital:			
Stockholder's equity	$ 318,093	$ 333,593	$ (15,500)
Deduction for nonallowable assets:			
Accounts receivable	5,003	5,003	0
Other assets	8	8	0
Net capital before adjustments	313,082	328,582	(15,500)
Adjustments			
Liability adjustment for early termination fee	(75,000)	(75,000)	0
Adjustment for excess fidelity bond deductible	(4,000)	(4,000)	0
Net capital	$ 234,082	$ 249,582	$ (15,500)
Aggregate Indebtedness:			
Total aggregate indebtedness	$ 20,932	$ 5,432	$ 15,500
Computation of Basic Net Capital Requirement:			
Minimum net capital required (greater of 6 2/3% of agreggate indebtedness or $50,000)	$ 50,000	$ 50,000	$ 0
Net capital in excess of required minimum	$ 184,082	$ 199,582	$ (15,500)
Excess net capital @ 1000% (net capital less 10% of aggregate indebtedness)	$ 231,989	$ 249,039	$ (17,050)
Ratio of aggregate indebtedness to net capital	.09 to 1	.02 to 1	.02 to 1

The Company filed their December 31, 2003 quarterly FOCUS report on January 27, 2004 reflecting shareholder's equity of $333,593 and aggregate indebtedness of $5,432. In February 2004, the Company adjusted stockholder's equity and accounts payable to appropriately reflect the accrual of audit fees for 2003 in the amount of $15,500.

Persimmon Securities, Inc.

Determination of Reserve Requirement under SEC Rule 15c3-3

December 31, 2003

The Company has elected the exemption under Rule 15c3-3(k)(2)(ii) of the Securities and Exchange Commission, which requires that the Company clear all transactions with a clearing broker or dealer on a fully disclosed basis. At December 31, 2003, the Company held no customer funds and had no required deposit.

Deloitte.

Deloitte & Touche LLP
1700 Market Street
Philadelphia, PA 19103-3984
USA

Tel: +1 215 246 2300
Fax: +1 215 569 2441
www.deloitte.com

February 27, 2004

The Board of Directors
Persimmons Securities, Inc.

In planning and performing our audit of the financial statements of Persimmons Securities, Inc. (the "Company"), for the year ended December 31, 2003, (on which we issued our report dated February 24, 2004), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and the recordation of differences required by 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods is

subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedure may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control and its operation (including control activities for safeguarding securities), that we consider to be material weaknesses as defined above. However, we did note a material inadequacy in the Company's procedures surrounding the computation of net capital during the period from January 1, 2003 through December 16, 2003. During this period the Company had not taken the appropriate charge of $75,000 for an early termination penalty related to their clearing agreement in accordance with SEC Rule 15c3-1. This incorrect application resulted in a net capital deficiency for the first three quarters of 2003 in the amounts of $21,262, $13,713 and $8,927 respectively. Upon discovery of this matter the Company corrected the situation and communicated the net capital violations to the Commission and the National Association of Securities Dealers, Inc. in February 2004. The Company made a capital infusion in the amount of $200,000 on December 16, 2003 which cured the net capital violation.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the Commission's objectives, except as noted above.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP